Exhibit iv

DRAFT

November 06, 2018

Dear Colleagues,

Today, the board of directors from ConvergeOne unanimously approved entry into a definitive agreement for the sale of ConvergeOne to CVC Capital Partners (CVC). Following successful completion of this transaction, ConvergeOne will return to being a private company.

Having listed as a public company less than a year ago, I understand that this may be surprising. As a public company, ConvergeOne had multiple quarters of growth and success which attracted new investor interest. CVC is an international, world-leading private equity firm that invests in high-quality businesses across Europe, the Americas and Asia with competitive leadership positions and works with their management teams to create sustainable long-term value. CVC considers ConvergeOne to have tremendous growth potential worldwide. Our business model and U.S. dominance are well positioned to scale internationally, complimenting CVC’s long-term, value creation approach.

Growing a business to meet the demands of customers and provide stability and growth opportunities for our team can take many turns. Returning to operate as a privately held company will free us of the quarterly cadence and regulatory requirements of the public markets, and allow us to increase our focus of time, effort and resources on our team and key strategic initiatives like cloud, managed services and Getting One Done.

CVC recognizes the value of the ConvergeOne team, our vision, the strength of our operational structure and their role in our success. I do not anticipate changes to our organization, officers, or daily operations as a result of this transaction. I will continue to serve as Chairman and CEO, and our senior leadership team and employee base will remain in place.

We expect this deal to close within 75 days subject to regulatory approval. Until then, we will continue to operate as a public company. CVC has agreed to acquire all of the issued and outstanding common stock of ConvergeOne at $12.50 per share through a cash tender offer process followed by a merger transaction. We will be sending additional information regarding how to tender and sell your shares if you are a current stockholder. If you participate in the ConvergeOne ESPP, the current ESPP offering will end on the last business day prior to the tender offer acceptance deadline. Your ESPP contributions will be used to purchase shares under the ESPP on that date. These shares will be eligible to participate in the merger and receive the merger consideration upon closing.

We will be sure to provide you with regular updates as we work to close the transaction. In the meantime, you may read the press release or the attached FAQs for additional information. This information is also available on CONNECT. If you are contacted by a member of the media or anyone else related to this news, please forward inquiries to Scott Clark, 651.393.3957.

Thank you for your hard work and patience through a year of tremendous change. ConvergeOne owes its success to you, and your commitment to our customers, your work, and your colleagues. I look forward to closing this year strong, and to our continued success in 2019!

Sincerely,

JOHN A. MCKENNA JR.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

convergeone.com